UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                             SKYLINE CORPORATION
                               (Name of Issuer)

                       COMMON STOCK, $0.0277 PAR VALUE
                        (Title of Class of Securities)

                                   830830105
                                (CUSIP Number)

                             MR. KEVIN J. COMEAU
                     ORBIS INVESTMENT MANAGEMENT LIMITED
                              34 BERMUDIANA ROAD
                           HAMILTON HM 11, BERMUDA
                               (441) 296-3000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 27, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 7 Pages

CUSIP No. 830830105                 13D                Page 2 of 7 Pages

________________________________________________________________________

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)
                  Orbis Investment Management Limited
____________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)                                                           [ ]
       (b)                                                           [x]
________________________________________________________________________

(3)  SEC Use Only
________________________________________________________________________

(4)  Source of Funds (See Instructions)                             00
________________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________

(6)  Citizenship or Place of Organization                      Bermuda
________________________________________________________________________

                 (7)  Sole Voting Power                          408,300
Number of        _______________________________________________________
Shares
Beneficially     (8)  Shared Voting Power                          - 0 -
Owned by         _______________________________________________________
Each
Reporting        (9)  Sole Dispositive Power                     408,300
Person With      _______________________________________________________

                 (10) Shared Dispositive Power                     - 0 -
________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 408,300
________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)  [x]
________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)          4.3%
________________________________________________________________________

(14)  Type of Reporting Person (See Instructions)                   IA
________________________________________________________________________

CUSIP No. 830830105                 13D                Page 3 of 7 Pages

________________________________________________________________________

(1)  Names of Reporting Persons        Orbis Asset Management Limited
       S.S. or I.R.S. Identification
       Nos. of Above Persons

____________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group
       (a)                                                           [ ]
       (b)                                                           [x]
________________________________________________________________________

(3)  SEC Use Only
________________________________________________________________________

(4)  Source of Funds (See Instructions)                             00
________________________________________________________________________

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]
________________________________________________________________________

(6)  Citizenship or Place of Organization                      Bermuda
________________________________________________________________________

(7)  Sole Voting Power                                          26,000

(8)  Shared Voting Power                                         - 0 -

(9)  Sole Dispositive Power                                     26,000

(10) Shared Dispositive Power                                   - 0 -
________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by
        Each Reporting Person                                  26,000
________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares                                                    [x]
________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)          0.3%
________________________________________________________________________

(14)  Type of Reporting Person (See Instructions)                   IA
________________________________________________________________________

CUSIP No. 830830105                    13D             Page 4 of 7 Pages

     The statement on Schedule 13D filed by Orbis Investment Management Limited and PosAlpha Management Limited (now named Orbis Management Limited) on December 31, 1991, amended on February 20, 1992 and July 16, 1993, and further amended by Orbis Investment Management Limited, Orbis Asset Management Limited and Orbis Management Limited on October 29, 1996 and further amended by Orbis Investment Management Limited and Orbis Asset Management Limited on October 8, 1997 and October 10, 1997, relating to the shares (the "Common Shares") of common stock, par value $0.0277 per share of Skyline Corporation ("Skyline"), is hereby amended as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to Common Shares of Skyline. The principal executive offices of Skyline are located at 2520 By-Pass Road, Elkhart, Indiana 46514-1584.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by Orbis Investment Management Limited ("OIML"), an investment manager organized as a corporation under Bermuda law, and Orbis Asset Management Limited ("OAML"), an investment manager organized as a corporation under Bermuda law. The amendment to Schedule 13D filed on October 29, 1996 reported a change in ownership that terminated the obligation of Orbis Management Limited ("OML"; formerly PosAlpha Management Limited) to report.

     OIML and OAML (collectively, the "Reporting Persons") are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated October 7, 1997, which is attached hereto as Exhibit C.

     OIML's principal business is investment management of mutual funds. The address of OIML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

     OAML's principal business is serving as general partner and investment manager of limited partnerships. The address of OAML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

CUSIP No. 830830105                    13D             Page 5 of 7 Pages

     During the last five years, none of the Reporting Persons nor any of the officers or directors of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 19, 21, 26 and 27, 1998, OIML sold 15,000, 66,700, 10,000 and 225,000 Common Shares, respectively, for a total price of $454,119, $1,976,094.22, $281,875 and $6,362,505, respectively.

ITEM 4.  PURPOSE OF THE TRANSACTION

     None of the Reporting Persons has any present plans or proposals with respect to Skyline which relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.

     OIML, acting as investment adviser to its client Orbis Global, sold an aggregate of 316,700 Common Shares on behalf of Orbis Global on August 19, 21, 26 and 27, 1998 in order to realize part of the appreciation in the value of its investment in Skyline.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

     (a) As of the date of this filing and under Rule 13d-3 of the Exchange Act, OIML is the beneficial owner of the 408,300 Common Shares owned by it directly, representing approximately 4.3% of the 9,433,144 Common Shares reported as outstanding on July 17, 1998 in Skyline Corporation's Annual Report for the year ended May 31, 1998. OIML disclaims beneficial ownership of the 26,000 Common Shares owned by OAML.

     As of the date of this filing and under Rule 13d-3 of the Exchange Act, OAML is the beneficial owner of the 26,000 Common Shares owned by it directly, representing approximately 0.3% of the 9,433,144 Common Shares reported as outstanding on July 17, 1998 in Skyline Corporation's Annual Report for the year ended May 31, 1998. OAML disclaims beneficial ownership of the 408,300 Common Shares owned by OIML.

     None of the directors or officers of OIML or OAML beneficially own any Common Shares.

CUSIP No. 830830105                    13D             Page 6 of 7 Pages

     (b) Each of OIML and OAML possesses the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the Common Shares owned by OIML and OAML, respectively. OML owns no Common Shares, and has no power to vote or direct the vote and no power to dispose or direct the disposition of any Common Shares.

     (c) Since the most recent filing on Schedule 13D, the following transactions have been effected:

     On August 19, 1998 OIML sold on behalf of Orbis Global 15,000 Common Shares at a price of U.S. $30.2746 per share.

     On August 21, 1998 OIML sold on behalf of Orbis Global 66,700 Common Shares at a price of U.S. $29.6266 per share.

     On August 26, 1998, OIML sold on behalf of Orbis Global 10,000 Common Shares at a price of $28.1875 per share.

     On August 27, 1998, OIML sold on behalf of Orbis Global 225,000 Common Shares at a price of $28.2778 per share.

     All of the above purchases or sales were open-market transactions on the New York Stock Exchange.

    None of the officers or directors of OIML, OAML or OML has engaged in any transaction in Common Shares during the past sixty days.

     (d)  Not applicable.

     (e) OIML ceased to be the beneficial owner of more than 5% of the Common Shares on August 27, 1998.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

          Exhibit A:  Joint Filing Agreement, Dated December 31, 1991,
                      between OIML and PosAlpha.*

          Exhibit B:  Joint Filing Agreement, Dated October 23, 1996
                      between OIML, OAML and OML.*

          Exhibit C:  Joint Filing Agreement, Dated October 7, 1997
                      between OIML and OAML.*

-----------
* Previously filed.

CUSIP No. 830830105                    13D             Page 7 of 7 Pages

                                   Signatures


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 2, 1998


                      ORBIS INVESTMENT MANAGEMENT LIMITED



                                    By:  /s/ William B. Gray
                                         -----------------------------
                                         William B. Gray
                                         Director




                      ORBIS ASSET MANAGEMENT LIMITED



                                    By:  /s/ William B. Gray
                                         ------------------------------
                                         William B. Gray
                                         President and Director